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SEC FILE NUMBER 1-3034
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form N-SAR

For Period Ended: June 30, 2003
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Xcel Energy Inc.

Full Name of Registrant

N/A

Former Name if Applicable

800 Nicollet Mall

Address of Principal Executive Office (Street and Number)

Minneapolis, MN 55402

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     Management of Xcel Energy Inc. has been conducting a review the results of NRG Energy, Inc. (NRG), a wholly owned subsidiary, for the quarter ended June 30, 2003, specifically those attributable to activities prior to and conditions as of NRG’s bankruptcy filing date of May 14, 2003. At the time of NRG’s bankruptcy filing, Xcel Energy began reflecting NRG’s 2003 financial results using the equity accounting method. The NRG financial results attributable to activities subsequent to the bankruptcy filing are to be recorded by Xcel Energy, subject to certain limitations under the equity method. All NRG financial results attributable to time periods prior to the bankruptcy filing date must be reflected by Xcel Energy without limitation.

     NRG recorded significant impairment and other losses in the second quarter of 2003, and reported its quarter results on August 14, 2003. Given the complexity of the facts and circumstances surrounding the timing of NRG asset impairments and the material effects of the impairments on quarterly results, Xcel Energy did not complete its assessment, including review of NRG disclosures reported on August 14, 2003, of whether its equity in NRG losses for the quarter would exceed the limitations in time to file its Form 10-Q report for the second quarter of 2003, as due on August 14, 2003, without incurring an unreasonable amount of effort and expense. On August 15, 2003 Xcel Energy completed its assessment and plans to file its Form 10-Q, including additional NRG losses of $115 million related to pre-bankruptcy activities and conditions.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard C. Kelly	612	215-5372

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒   Yes ☐   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   Yes ☒   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Xcel Energy Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2003	By	/s/ Richard C. Kelly
Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.